Exhibit 18

March 16, 2016
J. C. Penney Company, Inc.
Plano, Texas
Ladies and Gentlemen:
We have audited the consolidated balance sheets of J. C. Penney Company, Inc. (the Company) as of January 30, 2016 and January 31, 2015, and the related consolidated statements of income, comprehensive income/(loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended January 30, 2016, and have reported thereon under date of March 16, 2016. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended January 30, 2016. As stated in Note 3 to the consolidated financial statements, in 2015 the Company changed its method of accounting for pension and postretirement benefits to immediately recognize actuarial gains and losses in its operating results in the year in which they occur, to the extent they exceed 10 percent of the greater of the fair value of plan assets or the plans’ projected benefit obligation, referred to as the corridor. Note 3 also states that the newly adopted accounting principle is preferable as it eliminates the delay in recognition of actuarial gains and losses outside the corridor. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ KPMG LLP